October 11, 2016

VIA EDGAR

J. Nolan McWilliams

Division of Corporate Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tesla Motors, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 File No. 001-34756

Dear Mr. McWilliams:

Reference is made to the Annual Report on Form 10-K of Tesla Motors, Inc. (“Tesla,” or the “Company”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 24, 2016 (the “Form 10-K”).

The Company believes that its past disclosure regarding contractual obligations was correct in all material respects and followed the requirements of Item 303(a)(5) of Regulation S-K regarding disclosure of the Company’s contractual obligations. Pursuant to its discussions with the staff of the Commission (the “Staff”), however, the Company will include in any tabular disclosures included in its future periodic reports pursuant to Item 303(a)(5) of Regulation S-K a quantification of (i) amounts pursuant to purchase orders issued under binding and enforceable agreements as of the date covered by such periodic report and (ii) any other estimable and calculable purchase obligations pursuant to such agreements.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Philip L. Rothenberg at (510) 946-4133 or by email at prothenberg@tesla.com or Yun Huh at (510) 946-4175 or by email at yhuh@tesla.com.

Sincerely,

/s/ Jason Wheeler
Jason Wheeler
Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer and Duly Authorized Officer)

cc:	Tesla Motors, Inc.

Todd A. Maron

Philip L. Rothenberg

Jonathan A. Chang

M. Yun Huh

Denise Ho

Tesla Motors, Inc. 3500 Deer Creek Road, Palo Alto, CA 94304 p +852 3974 0288 f +852 3974 0287